Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5916	E-mail Address matthew.micklavzina@stblaw.com

March 6, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin, Senior Counsel; Brian Szilagyi, Staff Accountant

Re:	HarbourVest Private Investments Fund
Registration Statement on Form N-2
File Nos. 333-280403; 811-23958

Ladies and Gentlemen:

On behalf of HarbourVest Private Investments Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) responses to comments received from the Staff on telephone calls with representatives of Simpson Thacher & Bartlett LLP on March 5, 2025 and March 6, 2025, relating to the third and fourth pre-effective amendments to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

PROSPECTUS

1.	Staff Comment: Please revise the Fund’s Summary of Offering Terms to disclose that any reduction or waiver in sales load will be described in an appendix to the Registration Statement.

Response: The requested change has been made.

2.	Staff Comment: In the fee table, please revise footnote 3 to clarify that the Adviser may not terminate the Management Fee Waiver Agreement during its one-year term.

Response: The requested change has been made.

PART C

3.

Staff Comment: Consistent with Rule 439 under the Securities Act, please revise Part C to reflect that the Consent of Independent Registered Public Accounting Firm was previously filed and not incorporated by reference.

Response: The Fund acknowledges the Staff’s comment and notes that the Registrant is filing an updated Consent of Independent Registered Public Accounting Firm with Pre-Effective Amendment No. 5.

*   *   *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:	Ryan Sutcliffe, Securities and Exchange Commission

Christian Sandoe, Securities and Exchange Commission

Monique Austin, HarbourVest Registered Advisers L.P.

Daniel Chisholm, HarbourVest Registered Advisers L.P.

Rajib Chanda, Esq.

Ryan P. Brizek, Esq.

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